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January 6, 2004
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January 6, 2004


U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington DC  20549


Re: Registration Statement on Form S-3 (Registration No. 333-103085) filed by Resource America, Inc.



Dear Sir/Madam:

Resource America, Inc. hereby applies to withdraw the above-referenced registration statement because it has decided not to go forward with the offering described therein. No securities were sold in connection with the registration statement.



Sincerely yours,


Steven J. Kessler,
Chief Financial Officer